Exhibit 99.2

Basis of Pro Forma Presentation

The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide an understanding of PubCo upon consummation of the Business Combination for illustrative purposes.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of PubCo upon consummation of the Other Transaction Adjustments and the Business Combination.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. The Company and CF V have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The historical financial information of the Company has been adjusted by the Other Transaction Adjustments to give effect to material subsequent events for the purposes of the unaudited pro forma condensed combined financial information.

The historical financial information of CF V has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the combined pro forma financial information. No adjustments were required to convert CF V’s financial statements from U.S. GAAP to IFRS for purposes of the combined pro forma financial information, except to reclassify shares of CF V Class A Common Stock subject to redemption to non-current liabilities under IFRS. The adjustments presented in the pro forma combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of PubCo after giving effect to the Business Combination.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET AS OF JUNE 30, 2021

(in USD)

	As of June 30, 2021
(amounts in USD)	Nettar Group Inc. (Historical)	CF V (Historical Restated)	Transaction Accounting Adjustments		Pro Forma Combined
Assets
Non-current assets
Satellites and other property and equipment	32,971,943	—	—		32,971,943
Right-of-use assets	1,245,771	—	—		1,245,771
Deferred income tax assets	271,008	—	—		271,008
Other noncurrent assets	503,790	384,996	—		888,786
Investments held in Trust Account	—	250,008,083	(250,008,083)	(1)	—

Total non-current assets	34,992,512	250,393,079	(250,008,083)		35,377,508
Current assets
Inventory	—	—	—		—
Trade and other receivables	523,170	—	—		523,170
Other current assets	1,017,626	383,813	—		1,401,439
Cash and cash equivalents	23,342,871	449,773	250,008,083	(1)	202,783,188
			(226,741,050)	(2)

			(28,063,290)	(3)
			58,167,700	(4)
			10,000,000	(4)
			150,000,000	(4)
			7,500,000	(4)
			(41,880,899)	(5)

Total current assets	24,883,667	833,586	178,990,544		204,707,797

Total assets	59,876,179	251,226,665	(71,017,539)		240,085,305

Liabilities and Shareholders’ Equity
Non-current liabilities
Notes debt	38,594,941	—	(38,594,941)	(6)	—
Interest bearing loans and borrowings	37,008,630	—	(37,008,630)	(5)	—
Lease liabilities	932,392	—	—		932,392
Trade payables and other liabilities	4,660,576	—	—		4,660,576
Warrant liability	—	9,386,666	(9,386,666)	(8)	—
Forward purchase securities liability	—	2,218,092	(2,218,092)	(8)	—
Ordinary shares subject to redemption	—	250,000,000	(250,000,000)	(2)	—
Total non-current liabilities	81,196,539	261,604,758	(337,208,329)		5,592,968
Current liabilities
Notes debt and loans	120,679,601	1,040,144	(1,040,144)	(3)	—
			(120,679,601)	(6)
Interest bearing loans and borrowings	20,472,177	—	(20,472,177)	(6)	—
Lease liabilities	350,395	—	—		350,395
Trade payables and other liabilities	7,651,667	562,312	(562,312)	(3)	7,651,667
Current tax liabilities	872,964	—	—		872,964

Total current liabilities	150,026,804	1,602,456	(142,754,234)		8,875,026

Total liabilities	231,223,343	263,207,214	(479,962,563)		14,467,994

Shareholders’ equity
Nettar Ordinary shares	50		(50)	(6)	—
Nettar Preference shares	87		(87)	(6)	—
Nettar Treasury shares	(170,949,000)		170,949,000	(9)	—
Warrants	161,432,000	—	—		161,432,000
CF V Class A common stock		60	(60)	(2)	—
CF V Class B common stock		625	(625)	(2)	—
PubCo ordinary shares			731	(2)	11,208
			582	(4)
			125	(4)
			206	(4)
			79	(4)
			2,000	(4)
			7,486	(6)
Additional paid-in capital	61,575,504	—	225,664,709	(4)	418,244,641
			23,258,904	(2)
			(11,981,234)	(7)
			158,872,739	(6)
			(170,949,000)	(9)
			9,386,666	(8)
			2,218,092	(8)
			3,628,126	(10)
			4,250,212	(10)
			14,986,545	(10)

			97,333,378	(10)
Other paid-in capital	7,697,670	—	—		7,697,670
Retained earnings	(231,103,475)	(11,981,234)	11,981,234	(7)	(361,768,208)
			(4,872,269)	(5)
			20,866,631	(6)
			(26,460,834	(3)
			(120,198,261)	(10)

Total shareholders’ equity	(171,347,164)	(11,980,549)	408,945,024		225,617,311

Total liabilities and shareholders’ equity	59,876,179	251,226,665	(71,017,539)		240,085,305

Pro Forma Adjustments to the Condensed Combined Statement of Balance Sheet

(in USD)

The condensed combined statement of balance sheet was derived from the unaudited consolidated statement of financial position of the Company as of June 30, 2021 and the unaudited condensed balance sheet of CF V as of June 30, 2021 (as restated).

Transaction Accounting Adjustments to the Condensed Combined Statement of Financial Position

(1)

To reflect the release of cash from marketable securities held in the Trust Account. The pro forma cash impact of this adjustment is directly reduced by the redemptions of CF V Public Shares for cash immediately prior to consummation of the Business Combination.

(2)

To reflect the cash used from the Trust Account to redeem CF V Public Shares immediately prior to consummation of the Business Combination, and the reclassification of remaining CF V Public Shares to permanent equity and conversion to PubCo Ordinary Shares as part of the Business Combination.

(3)

To reflect the cash payment of an aggregate of approximately $28.1 million of estimated legal, financial advisory and other professional fees related to the Business Combination, including approximately $1.6 million of accounts payable, accrued expenses and sponsor loan payable included in the historical CF V financial statements directly attributable to the Business Combination, an M&A advisory fee of $5.0 million payable to CF&Co., and financial advisory fees and legal, accounting and other service provider fees of approximately $21.5 million. The direct, incremental costs of the Business Combination related to the legal, financial advisory, accounting and other professional fees of approximately $26.5 million is reflected as an adjustment to accumulated deficit. The cost expensed through accumulated deficit is included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020.

(4)

Reflects (i) proceeds of $150.0 million to be received from the Liberty Investment with the corresponding issuance of 20,000,000 PubCo Class A Ordinary Shares, with a nominal value of $0.0001, at approximately $7.50 per share, 5,000,000 $10.00 Liberty Warrants to purchase PubCo Class A Ordinary Shares and 15,000,000 $15.00 Liberty Warrants to purchase PubCo Class A Ordinary Shares, (ii) proceeds of $58.2 million to be received from the PIPE Investment (with the Sponsor’s Subscription Agreement accounting for approximately $23.2 million of the PIPE Investment) with the corresponding issuance of 5,816,770 PubCo Class A Ordinary Shares, with a nominal value of $0.0001, at approximately $10.00 per share, and 2,500,000 PIPE Warrants, (iii) $10,000,000 to be received from the purchase of the Forward Purchase Securities including 1,250,000 PubCo Class A Ordinary Shares and 333,333 PubCo Warrants, (iv) the issuance of an aggregate of 2,846,250 PubCo Class A Ordinary Shares to CF&Co. and CF Securities in satisfaction of $8.75 million of business combination marketing fees and approximately $8.19 million of placement agent fees from the PIPE Investment and Liberty Investment payable to CF&Co. and CF Securities in satisfaction of the repayment of approximately $7.88 million of principal amount and interest on the Loans. Pursuant to the PIPE Subscription Agreements, certain PIPE Investors elected to purchase shares of CF V Class A Common Stock in the open market which offset on a one-for-one basis their commitment to purchase PubCo Class A Ordinary Shares. These PIPE Investors have agreed not to transfer such shares of CF V Class A Common Stock prior to the Closing Date, not to redeem such shares of CF V Class A Common Stock in connection with the Business Combination, and to vote such shares of CF V Class A Common Stock in favor of each Proposal.

(5)	To reflect the payoff of outstanding Columbia Loan at the Closing.

(6)	To reflect the conversion and exchange of the Company’s ordinary shares, preference shares, warrants, options, and convertible notes for PubCo Ordinary Shares as part of the Business Combination.

(7)

To reflect the elimination of CF V’s accumulated deficit, which includes interest income on marketable securities held in the Trust Account, and the changes in the fair value of the warrant liability and forward purchase securities liability through retained earnings; see Notes 2 and 3 in the Transaction Accounting Adjustments to the Combined Statement of Profit or Loss.

(8)	To reflect the recognition of the CF V Public Warrants and CF V Placement Warrants and Forward Purchase Securities as equity instruments upon consummation of the Business Combination.

(9)	To reflect the extinguishment of the Company’s historical treasury shares.

(10)

To reflect the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the fair value of PubCo Ordinary Shares issued and the fair value of CF V’s identifiable net assets as of June 30, 2021 including the net impact of redemptions, resulting in a $120.2 million, increase to accumulated loss. The fair value of shares issued was estimated based on a market price of $9.84 per share of CF V Class A Common Stock on January 7, 2022. The value is preliminary and will change based on fluctuations in the share price of CF V Class A Common Stock and changes in the fair value valuations for the other components listed below through the Closing Date.

	Per share value	Shares	Fair value
CF V Class A Common Stock (1)	$9.84	2,925,895	28,790,807
CF V Class B Common Stock (1)	$9.84	4,381,000	43,109,040
CF V Warrants (2)		8,866,666	9,386,666
Forward Purchase Securities (2)		1,250,000	2,218,092
PIPE Warrants (2)		2,500,000	4,250,212
Liberty Warrants (2)		20,000,000	43,554,578
Sponsor Earn-Out Shares (2)			14,986,545
Sponsor PIPE forfeiture shares (2)			206,803
Satellogic PIPE forfeiture shares (2)			(3,421,323)

Total fair value			143,081,420
Book value			22,883,159

Excess of fair value over book value			120,198,261

(1)	Per share value based on closing prices as of January 7, 2022 for shares of CF V Class A Common Stock (CF V).
(2)	Fair values based on various valuation techniques using management estimates and are subject to change at Closing.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT AND LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(in USD)

	Nettar Group Inc.					CF V 6/30/2021 (Historical Restated)	Transaction Accounting Adjustments		Pro Forma Combined
(amounts in USD)	6/30/2021 (Historical)	Other Transaction Adjustments			Adjusted
Continuing operations
Revenue from contracts with customers	1,706,275	—			1,706,275	—	—		1,706,275
Cost of sales	(1,250,848)	—			(1,250,848)	—	—		(1,250,848)
Other operating income	—	—			—	—	—		—
Administrative expenses	(8,680,245)	—			(8,680,245)	(866,562)	—		(9,546,807)
Depreciation	(5,126,498)	—			(5,126,498)	—	—		(5,126,498)
Other operating expenses	(8,502,173)	—			(8,502,173)	—	—		(8,502,173)
Operating loss	(21,853,489)	—			(21,853,489)	(866,562)	—		(22,720,051)
Finance costs, net	(5,476,371)	883,292	(a	)	(5,508,942)	—	3,765,407	(1)	(1,743,535)
		(994,008)	(a	)
		783,927	(b	)
		(705,781)	(b	)
Finance income	—	—			—	8,083	(8,083)	(2)	—
Gain on extinguishment of debt	3,575,773	—			3,575,773	—	—		3,575,773
Change in fair value of warrant liability	—	—			—	962,560	(962,560)	(3)	—
Change in fair value of forward purchase securities liability	—	—			—	(2,218,092)	2,218,092	(3)	—
Other financial income (expense)	249,984	—			249,984	—			249,984
Embedded derivative income (expense)	(26,424,890)	9,967,716	(a	)	(17,101,224)	—	17,101,224	(1)	—
		(644,050)	(b	)
Income (Loss) before income tax	(49,928,993)	9,291,095			(40,637,898)	(2,114,011)	22,114,080		(20,637,829)

Income tax expense	(220,206)	—	(220,206)	—	—	(220,206)

Income (Loss) for the year	(50,149,199)	9,291,095	(40,858,104)	(2,114,011)	22,114,080	(20,858,035)

Weighted average shares outstanding basic and diluted	4,985,434		4,985,434	27,324,033		112,078,734

Basic and diluted net (loss) income per share	(10.06)		(8.20)	(0.08)		(0.19)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT AND LOSS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in USD)

Continuing Operations

Revenue from contracts with customers	—	—			—	—	—		—
Cost of sales	—	—			—	—	—		—
Other operating income	22,394	—			22,394	—	—		22,394
Administrative expenses	(8,127,496)	—			(8,127,496)	(505)	(26,460,834)	(4)	(34,588,835)
Depreciation	(3,182,011)	—			(3,182,011)	—	—		(3,182,011)
Other operating expenses	(11,376,667)	—			(11,376,667)	—	(120,198,261)	(5)	(131,574,928)
Operating loss	(22,663,780)	—			(22,663,780)	(505)	(146,659,095)		(169,323,380)
Finance costs, net	(7,565,781)	1,126,527	(a	)	(9,866,967)	—	6,338,996	(1)	(3,527,971)
		(2,004,452)	(a	)
		(1,423,261)	(b	)
Finance income	78,570	—			78,570	—	—		78,570
Change in fair value of warrant liability	—	—			—	—	—		—
Change in fair value of forward purchase securities liability	—	—			—	—	—		—
Other financial income (expense)	596,628	—			596,628	—	—		596,628
Embedded derivative income (expense)	(84,223,586)	10,611,372	(a	)	(73,612,214)	—	73,612,214	(1)	—

Income (Loss) before income tax	(113,777,949)	8,310,186	(105,467,763)	(505)	(66,707,885)	(172,176,153)
Income tax expense	(147,866)	—	(147,866)	—	—	(147,866)

Income (Loss) for the year	(113,925,815)	8,310,186	(105,615,629)	(505)	(66,707,885)	(172,324,019)

Weighted average shares outstanding basic and diluted	4,853,668		4,853,668	6,250,000		112,078,734

Basic and diluted net (loss) income per share	(23.47)		(21.76)	(0.00)		(1.54)

The Company’s statement of profit and loss for the six months ended June 30, 2021 was derived from the unaudited consolidated statement of profit and loss for the six months ended June 30, 2021. The Company’s statement of profit and loss for the year ended December 31, 2020 was derived from the audited consolidated statements of profit and loss for the year ended December 31, 2020. CF V’s statement of operations for the six months ended June 30, 2021 was derived from the unaudited condensed statements of operations for the six months ended June 30, 2021 (as restated). CF V’s statement of operations for year ended December 31, 2020 was derived from the audited statement of operations for the period from January 23, 2020 (inception) to December 31, 2020.

Other Transaction Adjustments to the Company’s Historical Statement of Profit or Loss

(a)

To reflect the elimination of the interest and change in fair value of the Convertible Notes from the historical statement of profit or loss, and the addition of interest expense and other operating income on the new debt related to the Debt and Share Exchange to give pro forma effect as if it had occurred as of January 1, 2020.

(b)

To reflect the elimination of the interest and the change in fair value of the issuance of Company Series X Preference Shares, and the addition of interest expense to give pro forma effect as if it had occurred as of January 1, 2020.

Transaction Accounting Adjustments to the Combined Statement of Profit or Loss

(1)

To reflect the elimination of the notes debt and associated changes in fair value of the embedded derivative to give pro forma effect as if the conversion of Convertible Notes to PubCo Ordinary Shares had occurred as of January 1, 2020.

(2)	To reflect the elimination of interest income on marketable securities held in the Trust Account.

(3)

To reflect the elimination of the change in the fair value of the derivative warrant liability and forward purchase security liability as a result of the recognition of CF V Public Warrants and CF Placement Warrants and Forward Purchase Securities as equity instruments upon consummation of the Business Combination.

(4)	To reflect the direct, incremental costs of the Business Combination related to the legal, financial advisory, accounting and other professional fees.

(5)

To reflect the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the fair value of PubCo Ordinary Shares issued and the fair value of CF V’s identifiable net assets as of June 30, 2021; refer to note 10 in the Transaction Accounting Adjustments to the Condensed Combined Statement of Financial Position.